FOR IMMEDIATE RELEASE

                        CONTACTS: BRIAN W. BERMAN
                        CFO, PARADIGM GEOPHYSICAL
                        +972-9-970-9339
                        brian@geodepth.com

                        ROBERT D. FERRIS                STEVEN CURTIS
                        RUDER FINN                      RUDER FINN
                        1-212-715-1573                  1-212-593-6319
                        ferrisb@ruderfinn.com           curtiss@ruderfinn.com

           PARADIGM GEOPHYSICAL ANNOUNCES RECORD THIRD QUARTER RESULTS

HERZLIA, ISRAEL, October 27, 1998 - Paradigm Geophysical Ltd. (NASDAQ - PGEOF) today announced results for the third quarter and nine months ended September 30, 1998.

Total revenues and operating income for the third quarter improved substantially and to record levels, with revenues of $11.7 million for the quarter ended September 30, 1998 as compared with $4.4 million for the quarter ended September 30, 1997 and operating income of $1.5 million for the quarter ended September 30, 1998 as compared with $280,000 for the quarter ended September 30, 1997. Net income for the quarter ended September 30, 1998 was $1.4 million ($0.13 EPS, fully diluted) as compared with $138,000 ($0.02 EPS, fully diluted) for the quarter ended September 30, 1997.

Total revenues for the nine months ended September 30, 1998 were $33.7 million versus $12.0 million for the nine months ended September 30, 1997. Operating income was $3.9 million for the nine months ended September 30, 1998 as compared with $277,000 for the nine months ended September 30, 1997. Net income was $3.0 million ($0.33 EPS, fully diluted) for the nine months ended September 30, 1998 as compared with $215,000 ($0.03 EPS, fully diluted) for the nine months ended September 30, 1997.


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PARADIGM GEOPHYSICAL ANNOUNCES RECORD THIRD QUARTER RESULTS...

Commenting on the results, Paradigm CEO Eldad Weiss stated, "We are greatly encouraged by the third quarter results, which showed strong top line growth, and increased acceptance of our technology and products. Software demand has remained at expected levels, despite ongoing budget cuts at the major oil companies. Overall, the industry is recognizing that our solutions contribute to their overall goals of efficiency and increased productivity."

The increase in revenues and expenses in the quarter ended September 30, 1998 over the comparable quarter in 1997 primarily reflects the inclusion of the operations of CogniSeis Development, Inc. Paradigm Geophysical Ltd. acquired CogniSeis Development, Inc. in October 1997. Since the quarter ending December 31, 1997, Paradigm's Statement of Operations has reflected the combined operations of the two companies. Therefore, third quarter earnings for 1998 and 1997 are not always directly comparable.

PRODUCT LINE SALES CONTINUE GROWTH

Revenues from the sales of software for the third quarter ended September 30, 1998 increased 10 percent, sequentially, to $7.3 million, as compared with the second quarter of 1998, while maintenance and support for the third quarter of 1998 increased 7 percent, to $2.7 million. Geophysical services revenues for the third quarter of 1998 declined slightly, to $1.74 million, as compared with $1.84 million for the second quarter of 1998. The decline was due primarily to the flattening of demand in the services business as a result of the overall industry climate. Product line revenue contribution for the third quarter 1998 remained relatively similar to second quarter 1998 levels at 62 percent, 23 percent and 15 percent, respectively, for software, maintenance and support and geophysical services.

GROSS MARGINS DECLINE SLIGHTLY

Overall gross margins for the third quarter of 1998 were 66 percent, versus 68 percent in the second quarter of 1998. The decline was due principally to increased capital expenditures in expanding the Company's geophysical services operation in Argentina and the expansion of information technology infrastructure. Research and development expenses for the third quarter of 1998 were $1.9 million versus $900,000 in the third quarter of 1997, while G&A grew to $1.8 million as compared with $700,000. At the same time, marketing expenses increased to $2.5 million, as compared with $1.1 million for the same period last year, largely because of new product launches in September 1998. Spending levels in each of these respective areas were flat to slightly higher than the second quarter of 1998.

SIGNIFICANT PRODUCT INTRODUCTIONS

In September, the Company announced the integration of its product offerings into two comprehensive solution suites: Echos(TM) (a processing and inversion solutions suite) and Ergos(TM)


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PARADIGM GEOPHYSICAL ANNOUNCES RECORD THIRD QUARTER RESULTS...

(an interpretation solutions suite). Both products were formally unveiled at The Society for Exploration Geophysicists (SEG) - the oil and gas exploration industry's major trade event.

Paradigm Geophysical Ltd. develops, markets and supports integrated computer aided exploration ("CAEX") software systems and provides seismic data processing and interpretation services to companies engaged in oil and natural gas exploration and development. Paradigm Geophysical serves this industry with offices and sales representatives in the United States, the United Kingdom, Canada, China, Australia, Argentina, Singapore, Venezuela, and Russia.

"Paradigm Geophysical[R]" is the registered trademark of Paradigm Geophysical
Ltd.

         "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Statements in this release which are not historical facts are forward-looking and involve risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the company and its competitors, currency fluctuations, changes in product sales mix, and other risks described in the company's registration statement and other Securities and Exchange Commission filings.


                                 -tables follow-

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except for per share data)

                                                  Year ended            Three months                 Nine months ended
                                                 December 31,        ended September 30,               September 30,
                                                  --------        ------------------------        -----------------------
                                                    1997            1997            1998            1997           1998
                                                  --------        --------        --------        --------       --------
                                                  Audited         Audited         Unaudited       Audited        Unaudited
                                                  --------        --------        --------        --------       --------
Revenues:
  Software licenses                               $ 15,243        $  2,685        $  7,291        $  6,192       $ 20,437
  Maintenance and support                            4,736             665           2,685           1,848          7,917
  Seismic data processing and
   interpretation services                           4,886           1,072           1,737           3,953          5,298
                                                  --------        --------        --------        --------       --------
                                                    24,865           4,422          11,713          11,993         33,652
                                                  --------        --------        --------        --------       --------
Cost of revenues:
  Software licenses                                  4,139             298           1,493           1,030          4,376
  Maintenance and support                            2,492             474           1,494           1,431          4,191
  Seismic data processing and
   interpretation services                           2,533             612           1,012           1,842          2,810
                                                  --------        --------        --------        --------       --------
                                                     9,164           1,384           3,999           4,303         11,377
                                                  --------        --------        --------        --------       --------
Gross profit                                        15,701           3,038           7,714           7,690         22,275
                                                  --------        --------        --------        --------       --------
Operating expenses:
  Research and development, net                      5,095             928           1,905           2,373          5,895
  Selling and marketing, net                         6,102           1,109           2,475           3,006          7,000
  General and administrative                         4,227             721           1,782           2,034          5,455
  Other expenses                                    10,676              --              --              --             --
                                                  --------        --------        --------        --------       --------
Total operating expenses                            26,100           2,758           6,162           7,413         18,350
                                                  --------        --------        --------        --------       --------
Operating income (loss)                            (10,399)            280           1,552             277          3,925
                                                  --------        --------        --------        --------       --------
Financial income (expenses), net                      (446)            (46)            (26)             34           (735)
                                                  --------        --------        --------        --------       --------
Income (loss) before taxes on income               (10,845)            234           1,526             311          3,190
Taxes on income                                         --              96             120              96            210
                                                  --------        --------        --------        --------       --------
Net income (loss) for the period                  $(10,845)       $    138        $  1,406        $    215       $  2,980
                                                  ========        ========        ========        ========       ========
Basic income (loss) per share                     $  (4.66)       $   0.06        $   0.13        $   0.09       $   0.53
                                                  ========        ========        ========        ========       ========
Number of shares used in computing
  basic income (loss) per share                      2,328           2,328          10,500           2,328          5,612
                                                  ========        ========        ========        ========       ========
Diluted income (loss)per share                    $  (4.66)       $   0.02        $   0.13        $   0.03       $   0.33
                                                  ========        ========        ========        ========       ========
Number of shares used in
  computing diluted income (loss) per share          2,328           7,248          10,744           7,248          8,943
                                                  ========        ========        ========        ========       ========

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

                                                                 December 31,  September 30,
                                                                    1997          1998
                                                                   -------       -------
                                                                   Audited      Unaudited
                                                                   -------       -------
       ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                          $ 8,229       $ 4,735
Trade receivables (net of allowance for doubtful accounts -
    $568 and $1,301 in 1997 and 1998, respectively)                 17,984        18,377
Other receivables and prepaid expenses                               5,409         2,390
                                                                   -------       -------
Total current assets                                                31,622        25,502
                                                                   -------       -------
LONG-TERM TRADE RECEIVABLES                                            446           349
                                                                   -------       -------
SEVERANCE PAY FUNDS                                                    500           588
                                                                   -------       -------
FIXED ASSETS:
Cost                                                                 9,537        13,013
Less - accumulated depreciation                                      3,471         5,034
                                                                   -------       -------
                                                                     6,066         7,979
                                                                   -------       -------
OTHER ASSETS:
Computer software development costs (net of accumulated
    amortization of $538 and $971 in 1997 and
    1998, respectively                                               1,182         1,851
Acquired developed technology (net of accumulated
    amortization of $350 and $1,367  in 1997 and 1998,               6,662         5,688
    respectively)
Other assets, net                                                    2,797         2,047
                                                                   -------       -------
                                                                    10,641         9,586
                                                                   -------       -------
                                                                   $49,275       $44,004
                                                                   =======       =======

                                      PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

                                                                     December 31,   September 30,
                                                                        1997            1998
                                                                      --------        --------
                                                                      Audited        Unaudited
                                                                      --------        --------
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit                                                $    711        $     --
Current maturities of long-term bank loans                                 577             513
Trade payables                                                           1,967           2,336
Other payables and accrued expenses                                     12,564           7,978
Deferred revenues                                                        6,995           5,259
Note payable                                                             9,500              --
                                                                      --------        --------
Total current liabilities                                               32,314          16,086
                                                                      --------        --------
LONG-TERM BANK LOANS                                                       483             448
                                                                      --------        --------
BRIDGE LOAN PAYABLE                                                     12,000              --
                                                                      --------        --------
ACCRUED SEVERANCE PAY                                                    1,031           1,173
                                                                      --------        --------
DEFERRED TAX LIABILITY                                                     807             807
                                                                      --------        --------
SHAREHOLDERS' EQUITY:
Preferred shares:
  Authorized - 4,735,802 shares of NIS 0.5 par value;
  Issued and outstanding - 4,735,802 shares and 0 shares
   at December 31, 1997 and at September 30, 1998, respectively            765              --
Ordinary shares:
  Authorized - 18,000,000 shares of NIS 0.5 par value;
  Issued and outstanding - 2,328,682 shares and 10,514,484 at
   December 31, 1997 and September 30, 1998, respectively                  521           1,758
Additional paid-in capital                                              19,707          39,237
Foreign currency translation adjustment                                   (246)           (378)
Accumulated deficit                                                    (18,107)        (15,127)
                                                                      --------        --------
Total shareholders' equity                                               2,640          25,490
                                                                      --------        --------
                                                                      $ 49,275        $ 44,004
                                                                      ========        ========